SunGard Capital Corp.

SunGard Capital Corp. II

680 East Swedesford Road

Wayne, PA 19087

June 26, 2009

VIA EDGAR

Mr. Mark P. Shuman

Branch Chief - Legal

Division of Corporation Finance

United States Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549

Re:	SunGard Capital Corp.

Registration Statement on Form 10

Filed April 30, 2009

File No. 000-53653

SunGard Capital Corp. II

Registration Statement on Form 10

Filed April 30, 2009

File No. 000-53654

SunGard Data Systems Inc.

Form 10-K for the Fiscal Year Ended December 31, 2008

Filed March 6, 2009

File No. 001-12989

Dear Mr. Shuman:

This letter responds to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) on the above referenced Registration Statements (the “Registration Statement”) of SunGard Capital Corp. and SunGard Capital Corp. II (the “Company,” “we” or “our”) and the Form 10-K of SunGard Data Systems Inc. (“SunGard Data Systems”). Transmitted herewith for filing is Amendment No. 1 to the Company’s Registration Statement, which has been marked to show the changes made from the Registration Statement filed on April 30, 2009. Set forth below are the Company’s responses to the comments of the Staff contained in your letter, dated May 29, 2009, to Mr. Michael J. Ruane, Chief Financial Officer of the Company. Page numbers referenced in our responses refer to page numbers in Amendment No. 1 to the Registration Statement.

For your convenience, we have repeated each of the Staff’s comments below, in bold type, together with the headings used in the Staff’s letter. The Company’s response follows each comment.

Supplemental information set forth herein has been provided for your information only and shall not be deemed to have been filed with the Commission.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 21

1.

Comment: Your disclosure on page 22 indicates that you obtain independent appraisals and valuations of the intangible assets acquired and certain assumed obligations. Please describe the nature and extent of the third-party involvement in your determination of the fair value assigned to the intangible assets acquired and certain assumed obligations.

Response: The Company acknowledges the Staff’s comment and has revised its disclosure on page 22 to indicate that in accordance with purchase accounting rules, we record assets and liabilities acquired at their fair value on the acquisition date. Management has responsibility for determining these fair values and does so based on many factors, including estimates and assumptions of future operating performance and cash flows of the acquired business, the nature of the business acquired, the specific characteristics of the identified intangible assets, and our historical experience and that of the acquired business. In connection with some of the most significant acquisitions, management obtains independent appraisals and valuations of the intangible and certain tangible assets acquired and certain assumed liabilities as an additional factor to support and assist it in determining the fair values at the acquisition date.

The Company supplementally advises the Staff that in working with the independent appraisal firms, management directs and manages the valuation process, providing background data and inputs to the various assumptions listed above. While the independent appraisal firm presents independent comparative data for management’s consideration, for example in the area of discount rates, royalty rates and market rates for real property leases, these data are used by management in making its determination of the most appropriate assumptions applicable to the acquired entity’s assets and liabilities.

The Company has completed approximately 170 acquisitions since its organization in 1982. As a result, management has significant experience in the process of evaluating an acquired business and assessing the relevant assumptions for use in determining fair values and uses the work of independent appraisal firms in larger acquisitions in order to assist in determining a more independent analysis of these relevant assumptions in forming their overall conclusions.

Consolidated Results of Operations, page 23

2.

Comment: We note your presentation of “Adjusted income from operations” within MD&A, which appears to be a non-GAAP financial measure according to Question 21 of the Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures. Your presentation of this non-GAAP measure lacks substantive disclosure as provided for in Question 8 of the FAQ. For example, your disclosures do not explain the economic substance behind your decision to use the measures, why you believe the measures provide investors with valuable insight into your operating results, or why it is useful to an investor to segregate each of the items for which adjustments are made. Additionally, you do not provide any discussion regarding the material limitations associated with each measure or the manner in which you compensate for such limitations. Note that we believe that detailed disclosures should be provided for each adjustment to your GAAP results and each non-GAAP measure. Further, please note that you must meet the burden of demonstrating the usefulness of any measure that excludes recurring items, especially if the non-GAAP measure is used to evaluate performance. If you are able to overcome the burden of demonstrating the usefulness of your non-GAAP measures, revise your filing to include all disclosures required by Item 10(e)(1)(i) of Regulation S-K.

Response: The Company believes “Adjusted income from operations” provides investors with valuable insight into its operations because it is one of the key financial performance indicators used by management to evaluate the performance of each of the Company’s business segments. However, the Company acknowledges the Staff’s comment and has revised its disclosure on page 24 to exclude the non-GAAP financial measure “Adjusted income from operations.”

Year Ended December 31, 2008 Compared to Year Ended December 31, 2007, page 26

3.

Comment: We note your disclosure on page 26 that continued pressure on pricing both in contract renewals and new contract signings has affected operating margins in your Financial Systems, Higher Education and Public Sector segments. To the extent changes in prices have had a material impact on your operations or revenues from one period to the next, you should provide quantitative information regarding such impact. See Item 303(a)(3)(iv) of Regulation S-K. Please revise as necessary.

Response: The Company acknowledges the Staff’s comment and has revised its disclosure on page 30 to indicate that one of the important factors affecting operating margins is the extent and degree of price negotiations with our customers. The Company’s contracts frequently cover multiple products and services, such as software, services and hardware, and are often tailored to address particular customer requirements. As a result of the variations among customer contracts, pricing can likewise vary and contracts are subject to individualized price discussions. The Company advises the Staff that we have not historically tracked the impact that price negotiations have had on our operations or revenue at a segment or consolidated level and we do not believe it is reasonably practicable to do so. We do not sell our products in homogeneous units; consequently, a traditional volume/mix analysis for sales will vary widely based on the types and level of software, services and hardware included in each contract.

Given the nature of the Company’s numerous product and service offerings and contract variations, we believe that the disclosure provided is appropriate under the circumstances and, in accordance with Instruction 8 of Item 303, that no specific numerical financial data need be presented.

Costs and Expenses, page 28

4.

Comment: We note that you recorded an impairment of the Private Sector goodwill of $128 million as a “result of updating [y]our annual impairment test.” Please describe for us, in reasonable detail, the facts and circumstances leading to the impairment charge. Also, revise your filing to ensure that the MD&A disclosures adequately describe the circumstances leading to the charge including the changes in any assumptions and valuation models used to determine the fair value of the goodwill. In addition, please explain how you determine the enterprise value of each reporting unit. That is, indicate whether your discounted cash flows model is based on after-tax cash flows that accrue to the holder of equity or debt and equity. We note that the fair value of your long-term debt is below their fair value based on your disclosures pursuant to FAS 107. Explain how this factor is included in your determination of fair value of a reporting unit.

Response: We completed our annual impairment test as of July 1, 2008, the results of which did not result in an impairment charge. To determine the reporting units’ fair values, we use an income approach based on the discounted future cash flows of each unit. For purposes of the analysis we utilize the after-tax cash flows derived from our long-term operating plans. Debt is not allocated to our reporting units as it is not specific to any particular reporting unit and was largely incurred in connection with our 2005 leveraged buy-out. As such, interest cost is excluded from our cash flow analysis used to estimate the fair value of our reporting units. In conjunction with our annual test, we compare the sum of the calculated reporting unit fair values to the enterprise value of the entire company, which considers the fair value of the debt and equity.

We completed our 2009 operating budgets late in the fourth quarter of 2008 and those budgets reflected lower revenue and cash flow than the long-term plans utilized in the July 1, 2008 annual test. Consequently, management performed further analyses to determine whether there existed any events or circumstances that would more likely than not reduce the fair value of a reporting unit below its carrying amount. To make this determination we considered a number of factors, including a comparison of budgeted 2009 revenues and profitability with 2009 amounts included in the July 2008 long-term operating plan, a comparison of 2008 actual revenues and profitability with 2008 amounts included in the July 2008 long-term operating plan, and the amount by which the fair value of each reporting unit exceeded its carrying value in the July 1, 2008 impairment analysis. We also considered qualitative factors such as the overall economy’s effect on each reporting unit’s customer base and near-term prospects, and the general decline in market values during the fourth quarter of 2008. Based on this analysis, we concluded that the entire enterprise did not experience a triggering event that would require an impairment analysis of all its reporting units. Rather, we identified two reporting units where we felt it was more likely than not that events that occurred subsequent to our annual impairment test would reduce the fair value of these reporting units below their respective carrying values. These two reporting units, Public Sector UK and Public Sector US, comprise our Public Sector segment.

For these two reporting units we updated their fair value as of December 31, 2008, and performed a step 1 test that compared each reporting unit’s fair value to its carrying amount. We estimated the fair value of each of these reporting units by considering a number of factors including recent performance, expected performance as reflected in the 2009 budget and the characteristics of each unit’s market and customers. While both reporting units were expected to be negatively impacted by budget shortfalls and reduced spending levels across their respective markets, the Public Sector US business is more diversified with a customer base that is spread across state and local governments and K-12 school districts and is characterized by smaller contract values when compared to the Public Sector UK business which has a greater concentration of business with one level of government and higher total contract values. Therefore, the Public Sector UK business results were expected to be more significantly impacted then the Public Sector US business. Our initial step 1 analysis identified a possible impairment in both reporting units which was largely driven by the change in their expected future revenues and cash flows, but in the second step impairment analysis we determined that Public Sector UK had incurred an impairment loss of $128 million and there was no impairment in Public Sector US.

Given our conclusion that the entire enterprise did not experience a triggering event and the decision to not complete a full impairment analysis of all reporting units, we did not complete a comparison of our aggregate reporting unit fair value to the enterprise value of the entire company as of December 31, 2008.

We have revised the disclosure in MD&A on page 32 to incorporate the disclosure that we included in Note 1 to the Consolidated Financial Statements:

Item 6.    Executive Compensation, page 47

5.

Comment: Please provide the disclosure required by Item 407(e)(4) regarding compensation committee interlocks and insider participation. See Item 6 of Form 10.

Response: The Company acknowledges the Staff’s comment. Although the Company believes that interpretation number 233.02 of the Regulation S-K Compliance and Disclosure Interpretations is applicable, it has revised its disclosure on page 65 to include the required information under the heading “Compensation Committee Interlocks and Insider Participation.”

Compensation Discussion and Analysis, page 47

6.

Comment: Please clarify the role your CEO plays in determining annual compensation for your named executive officers. See Item 402(b)(2)(xv) of Regulation S-K.

Response: The Company acknowledges the Staff’s comment and has revised its disclosure on page 51 to clarify that as described under the heading “Compensation Discussion and Analysis” management, including our CEO, evaluates a number of factors in developing recommendations for the Compensation Committee regarding the compensation of corporate and other executive officers, including our Named Executive Officers. Following this in-depth review and in consultation with management, our CEO makes compensation recommendations for our corporate executive officers and our Named Executive Officers, to the Compensation Committee based on his evaluation of each officer’s performance, expectations for the coming year and market compensation data, and our CEO also provides an overview of compensation for other executive officers. The Compensation Committee reviews these recommendations and makes all final compensation decisions for corporate executive officers and Named Executive Officers by exercising its discretion in accepting, modifying or rejecting any management recommendations, including any recommendations from our CEO.

Performance-Based Incentive Compensation, page 49

7.

Comment: We note that the 2008 EIC bonuses for Messrs. Ashton and Finders were based in part on a revenue growth multiplier. Please disclose the revenue growth multiplier for each officer and explain how it was determined. See Item 402(b)(2)(v) of Regulation S-K.

Response: The Company acknowledges the Staff’s comment and has revised its disclosure. See pages 53-54.

8.

Comment: We note that although the 2008 on-target EBITA EIC goals are disclosed, you do not disclose the threshold EIC goals or any mid-range goals. Please tell us what consideration you have given to disclosing threshold and mid-range performance goals and corresponding compensation, as well as the maximum bonus amounts that can be earned if actual performance exceeds on-target performance, to provide a better picture of how actual payouts conform to performance.

Response: The Company acknowledges the Staff’s comment and has revised its disclosure. See pages 53-54. The Company supplementally advises the Staff that it does not believe the maximum bonus amounts that can be earned based on performance exceeding on-target EBITA goals are material to an understanding of the Company’s compensation policies or decisions because they are calculated based on a small percentage of the excess over the on-target EBITA goals.

Item 7.    Certain Relationships and Related Transactions, and Directors Independence, page 62

9.

Comment: Please disclose the standards the Compliance Committee and Audit Committee use in evaluating related party transactions. Please also disclose whether these polices and procedures are in writing, and if not, how evidenced.

Response: The Company acknowledges the Staff’s comment and has revised its disclosure on page 66 to reflect the fact that other than as described under the heading “Certain Relationships and Related Transactions,” the Company has not adopted any formal policies or procedures for the review, approval or ratification of certain related-party transactions that may be required to be reported under the SEC disclosure rules. Such transactions, if and when they are proposed or have occurred, have traditionally been (and will continue to be) reviewed by the Audit Committee (other than the committee members involved, if any) on a case-by-case basis.

10.

Comment: Please disclose the amounts the company recorded in management fees under the August 11, 2005 management agreement with affiliates of your Sponsors during the years ended December 31, 2007 and 2006. See Instruction 1 to Item 404 of Regulation S-K.

Response: The Company acknowledges the Staff’s comment and has revised its disclosure on page 66.

11.

Comment: We note your disclosure that your sponsors and their affiliates have from time to time entered into arrangements with you to use your products in the ordinary course of their businesses, which often result in revenues to you in excess of $120,000. In your response letter, please describe all such transactions that have occurred since the beginning of your last fiscal year and the two preceding fiscal years. Please also advise why you have not provided this disclosure in your registration statement. See Item 404(a) of Regulation S-K.

Response: The Company acknowledges the Staff’s comment and supplementally advises the Staff that neither the Sponsors, nor their affiliates, has, or is expected to have, a direct or indirect material interest in the ordinary course arrangements entered into from time to time with the Company to use its products. The Company recognizes the standards of disclosure imposed by Item 404(a) of Regulation S-K (including describing the amount of any transaction subject to required 404 disclosure). Notwithstanding that the requirements of Item 404(a) of Regulation S-K were not applicable, the Company had voluntarily provided the information disclosed to clarify that the Company and the Sponsors and their affiliates do enter into certain ordinary course arrangements from time to time to use Company products that involve amounts in excess of $120,000.

Item 9.    Market Price of and Dividends on the Registrant’s Common Equity and Related Stockholder Matters, page 63

12.

Comment: Please provide the information required by Item 201(a)(2) of Regulation S-K.

Response: The Company acknowledges the Staff’s comment and respectfully directs the Staff to the heading “DESCRIPTION OF REGISTRANTS’ SECURITIES TO BE REGISTERED – Overview of our Capital Stock”, under which the information required by Item 201(a)(2) of Regulation S-K was included.

Item 11.    Description of Registrant’s Securities to be Registered

Stockholders Agreement, page 68

13.

Comment: You indicate in this section that the Stockholders Agreement has been attached as exhibit 10.49 to the registration statement. However, there is no exhibit 10.49 on the exhibit index. It appears that the Stockholders Agreement has been filed as exhibit 10.44. Please correct the reference or advise.

Response: The Company acknowledges the Staff’s comment and has revised its disclosure on page 72 to correct the reference.

Item 13.    Financial Statements and Supplementary Data, page 70

General

14.

Comment: Effective May 15, 2009, the age of the financial statements does not satisfy the requirements of Rule 3-12(a) of Regulation S-X. Your registration statement must be updated to include the financial statements for the interim period ending March 31, 2009. Revise your filing accordingly.

Response: The Company acknowledges the Staff’s comment and has revised its disclosure to include the updated financial statements. See pages F-43 – F-51.

Pro Forma Combined Condensed Statement of Operations, page P-2

15.

Comment: We note your presentation of the Historical GL Trade S.A. Statement of Operations under the International Financial Reporting Standards. In light of the fact that pro forma financial information under Article 11 of Regulation S-X is to be based on the accounting used by the issuer, revise your filing to present the Historical GL Trade S.A. financial information within the pro forma financial data under US GAAP.

Response: The Company acknowledges the Staff’s comment and respectfully directs the Staff to Note 1 to the Unaudited Pro Forma Combined Condensed Financial Data, in which the Company disclosed that GL TRADE’s financial statements and notes thereto have been prepared in accordance with the International Financial Reporting Standards (IFRS) as issued by the IASB and in accordance with the IFRS adopted by the European Union. The Company determined that there was no material difference between GL TRADE’s historical financial position and results of operations under IFRS compared to accounting principles generally accepted in the United States, so no adjustments were required or made in order to present GL TRADE’s financial information as of this pro forma financial date under US GAAP. For the avoidance of doubt, the Company has revised its disclosure on page P-3 in Note 1 to the Unaudited Pro Forma Combined Condensed Financial Data to explain that the historical GL TRADE financial information is presented under US GAAP.

Notes to Unaudited Pro Forma Combined Condensed Financial Data, page P-3

16.

Comment: You disclose that an independent appraisal is in the process of being performed in connection with acquired technology, contracts and customer relationships. Please describe the nature and extent of the third-party involvement in your determination of the fair value assigned to these intangible assets acquired.

Response: The Company acknowledges the Staff’s comment and has revised its disclosure on page P-3 consistent with its response to comment #1 of this letter.

General

17.

Comment: Please consider the ramifications of the above comments on the Form 10-K for the fiscal year ended December 31, 2008, as filed by your operating subsidiary, SunGard Data Systems Inc.

Response: The Company acknowledges the Staff’s comment. As noted above, the Company has made disclosure changes described above in its Registration Statement and will make conforming changes to future 10-K filings by the Company and by its operating subsidiary.

The Company acknowledges that it is responsible for the adequacy and accuracy of the disclosure in the above-referenced filings, that the Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings, and the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should members of the Staff have any questions or require any additional information, they should call the undersigned at (484) 582-5405.

Very truly yours,

/s/ Michael J. Ruane

Michael J. Ruane, Senior Vice President and Chief Financial Officer

cc: Julie H. Jones, Esq.